December 21, 2005

Michael De Angelis
916.558.6164 direct
Via EDGAR and Federal Express	mdeangelis@weintraub.com

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jason Wynn
Mail Stop 7010

Re:	NutraCea
Registration Statement on Form SB-2
Filed November 21, 2005
File No. 333-129839

Form 10-KSB for the Fiscal Year Ended December 31,2004
Filed March 31, 2005
File No. 0-32565

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
Filed May 10, 2005, August 15, 2005 and November 14, 2005

Dear Mr. Wynn:

On behalf of NutraCea, a California corporation (“NutraCea” or the“Company”), we are responding to the comments in the letter from Tangela Richter dated December 15, 2005 relating to the above NutraCea periodic reports. The responses below were provided by NutraCea, and have been numbered to correspond with the comments in the December 15, 2005 letter.

Securities and Exchange Commission
Division of Corporate Finance
December 22, 2005

FORM SB-2

General

COMMENT 1:

Please note that we will monitor your pending registration statement on Form SB-2 for compliance with our comments issued on your Exchange Act periodic reports. We will not be in a position to declare the pending registration statement effective until all comments have been addressed.

RESPONSE TO COMMENT 1

We have addressed the Staff’s comments to NutraCea’s Exchange Act periodic reports in our responses to comments 6 and 7 below. As you know, the Staff is separately reviewing NutraCea’s Annual Report on Form 10-KSB for the year ended December 31, 2004 and NutraCea’s Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005. Please note that on December 19, 2005, NutraCea delivered to the Commission a response to Staff comments regarding the foregoing Exchange Act reports.

COMMENT 2:

We are in receipt of your pending Confidential Treatment Request filed with respect to your Form 10-KSB on April 14, 2005. We will issue comments, if any, under separate cover.

RESPONSE TO COMMENT 2

Pursuant to our conversations with the Carrie Darling at the Commission regarding the Confidential Treatment Request filed with respect to the Company’s Form 10-KSB on April 14, 2005, NutraCea understood that theapplication for confidential treatment was reviewed and resolved. Ms. Darling’s review of the foregoing Confidential Treatment Request was made in connection with the Staff’s review of NutraCea’s Preliminary Proxy Statement on Schedule 14A, filed July 15, 2005.

Securities and Exchange Commission
Division of Corporate Finance
December 22, 2005

A separate Confidential Treatment Request was filed with respect to NutraCea’s Registration Statement on Form SB-2 (File No. 333-129839) on November 22, 2005 and is currently pending. We understand that the Staff will review the more recent Confidential Treatment Request in connection with its review of the SB-2.

Selling Security Holders, Page 61

COMMENT 3:

Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had not agreements or understanding, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

RESPONSE TO COMMENT 3

One of the selling shareholders, Halpern Capital, Inc., is a broker-dealer that acted as placement agent for a private placement transaction completed by NutraCea. In connection with this private placement transaction, Halpern Capital, Inc. received the securities listed next to its name on the Selling Security Holders table as compensation for investment banking services. Halpern Capital, Inc. has represented to NutraCea that, at the date of its acquisition of suchsecurities, it had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Securities and Exchange Commission
Division of Corporate Finance
December 22, 2005

NutraCea will indicate in a pre-effective amendment to the Registration Statement on Form SB-2 each selling shareholder that identified itself to NutraCea as an affiliate of a broker-dealer. Each of these selling shareholders has represented and warranted to NutraCea that it has purchased the securities in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Attached to this letter are clean and marked copies of the Selling Security Holders table that NutraCea proposes to include in a pre-effective amendment to the Registration Statement on Form SB-2. The marked copy indicates the changes that NutraCea proposes to make to the Selling Security Holders table.

COMMENT 4:

Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

RESPONSE TO COMMENT 4

The Selling Security Holder table will be revised to include the information requested. Attached are clean and marked copies of the proposed Selling Security Holders table that NutraCea proposes to include in a pre-effective amendment to the Registration Statement on Form SB-2.

Where You Can Find More Information, Page 64

COMMENT 5:

Please revise to include the SEC’s new address.

Securities and Exchange Commission
Division of Corporate Finance
December 22, 2005

RESPONSE TO COMMENT 5

We will revise the noted section to include the SEC’s new address as follows:

100 F Street, NE, Room 1580
Washington, D.C. 20549

Form 10-KSB for the Fiscal Year Ended December 31, 2004

COMMENT 6:

If you choose to define disclosure controls and procedures, please ensure to include the entire definition. See Exchange Act Rules 13a-15(e) and 15d-15(e). Also, ensure this language appears in each Form 10-QSB cited above and all future filings.

RESPONSE TO COMMENT 6

Please see the response to comment 7 below, which is also in response to this comment 6.

Forms 10-QSB

COMMENT 7:

This section indicates that “[t]here have been no significant changes in NutraCea’s internal controls over financial reporting or in other factors which occurred during the quarter covered by this report….” Consistent with the requirements of Item 308(c) of Regulation S-B, please revise to state, if true, that there have not been “any changes,” as opposed to “significant changes.” Consult the last paragraph of Section II.F.3. founding Release No. 33-8238 foradditional guidance. Also, ensure this language appears in each Form 10-QSB cited above and all future filings.

Securities and Exchange Commission
Division of Corporate Finance
December 22, 2005

RESPONSE TO COMMENT 7

As we discussed with the Staff by telephone, if it is necessary for NutraCea to file amendments to the 10-KSB and 10-QSBs referenced above for reasons other than those noted in the Staff’s December 15, 2005 letter to NutraCea, NutraCea will revise these periodic reports as requested.

During the first nine months of calendar year 2005, which were covered by NutraCea’s Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005, there were no changes in NutraCea’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, NutraCea’s internal control over financial reporting.

Any future filings of 10-KSBs or 10-QSBs by NutraCea, including any amendments to previously filed reports, will be revised as requested in comments 6 and 7, which revisions will include language required by Item 308(c) of Regulation S-B.

Conclusion

If you have any further comments or questions, please contact Chris Chediak or the undersigned at (916) 558-6000.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

Securities and Exchange Commission
Division of Corporate Finance
December 22, 2005

Michael De Angelis

MAD/sga
Enclosures

cc.	Brad Edson (w/o encls.)
Todd C. Crow (w/o encls.)

SELLING SECURITY HOLDERS

The table below lists the selling shareholders and other information regarding the beneficial ownership of the common stock by each of the selling shareholders. The first column lists the name of each selling shareholder.  The second column lists the number of shares of common stock beneficially owned by each selling shareholder as of October 21, 2005. The third column lists the number of shares of common stock that may be resold under this prospectus. The fourth and fifth columns list the number of shares of common stock owned and the percentage of common stock owned after the resale of the common stock registered under this prospectus. The total number of shares of our common stock outstanding as of October 21, 2005 was 66,891,667. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to such shares. Shares of common stock issuable upon conversion of preferred stock and shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days after October 21, 2005 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other shareholder.

	Common Shares	Common Shares	Common Shares Beneficially Owned
	Beneficia.lly Owned	Offered by this	After Offering
Name of Selling Shareholder	Prior to Offering	Prospectus	Number	Percentage
Leonardo, L.P.(1)	7,500,000	7,500,000	—		*
Pequot Capital Management, Inc.(2)	5,250,000	5,250,000	—		*
The Pinnacle Fund, L.P.(3)	3,000,000	3,000,000	—		*
Enable Growth Partners, L.P.(4)	1,800,000	1,800,000	—		*
SDS Capital Group SPC, Ltd.(5)	1,500,000	1,500,000	—		*
Xerion Partners II Master Fund, Limited(6)	1,050,000	1,050,000	—		*
Xerion Partners I, LLC(6)	1,050,000	1,050,000	—		*
Richard Gonda	1,000,000	1,000,000	—		*
Nite Capital, L.P.(7)	900,000	900,000	—		*
Halpern Capital, Inc.(8)	879,200	879,200	—		*
Baruch Halpern & Shoshana Halpern WROS(9)	859,900	859,900	—		*
Steven J. Garchick, Trustee(10)	800,000	800,000	—		*
Steven Lee	1,001,123	500,000	501,123		*
SRB Greenway Capital (QP), L.P.(11)	486,000	486,000	—		*
Broadlawn Master Fund, Ltd.(12)	450,000	450,000	—		*
Enable Opportunity Partners, L.P.(4)	450,000	450,000	—		*
Craig & Susan Musick	1,202,851	400,000	802,851	1.2
Presidio Partners(13)	382,500	382,500	—		*
Kirit Kamdar	307,192	307,192	—		*
Hookipa Capital Partners(14)	300,000	300,000	—		*
Geary Partners(13)	284,250	284,250	—		*
Danny Lowell	152,180	132,180	—		*
David Kolb(15)	109,900	109,900	—		*
Elaine Johnson	200,693	100,000	100,693		*
Ronnie Kinsey	200,693	100,000	100,693		*
Edwin Bindseil	100,000	100,000	—		*
Gary Loomis	198,489	85,500	112,989		*
Brady Retirement Fund(13)	83,250	83,250	—		*
SRB Greenway Capital, L.P.(11)	66,000	66,000	—		*
Laurence Smith	110,108	55,000	55,108		*
SRB Greenway Offshore Operating Fund, L.P.(11)	48,000	48,000	—		*
William Suhs	80,079	40,000	40,079		*
Mark Gladden	75,064	25,000	50,064		*

*	Represents holdings of less than one percent

(1)
Leonardo Capital Management Inc. (“LCMI”) is the sole general partner of Leonardo, L.P. Angelo, Gordon & Co., L.P. (“Angelo, Gordon”) is the sole director of LCMI. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon. Each of Angelo, Gordon and Messrs. Angelo and Gordon disclaim beneficial ownership of the securities held by Leonardo, L.P. The selling security holder has indicated to the issuer that it may be considered an affiliate of a broker-dealer. The selling security holder has represented to the issuer that the securities were acquired in the ordinary course of business, and that at the time of the acquisition of securities, the selling security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

(2)
Securities beneficially owned by Pequot Capital Management, Inc. represent Shares of common stock underlying Series B convertible preferred, of which 2,062,000 shares are held of record by Pequot Scout Fund, L.P. and 1,438,000 shares are held of record by Pequot Mariner Master Fund, L.P. In addition, represents shares of common stock underlying warrants immediately exercisable of which 1,031,000 shares are held of record by Pequot Scout Fund, L.P. and 719,000 shares are held of record by Pequot Mariner Master Fund, L.P. Pequot Capital Management, Inc., which is the Investment Manager/Advisor to the above named funds exercises sole dispositive, investment and voting power for all the shares. Arther J. Samberg is the sole shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except for his pecuniary interest.

(3)
Securities beneficially owned by The Pinnacle Fund, L.P. represent 2,000,000 shares of common stock underlying Series B convertible preferred stock and 1,000,000 shares of common stock underlying warrants immediately exercisable. Pinnacle Advisers, L.P., which is the investment advisor and general partner of The Pinnacle Fund, L.P., has sole dispositive, investment and voting power for all the shares. Pinnacle Fund Management, L.L.C is the general partner of Pinnacle Advisors, L.P. Barry M. Kitt is the sole member of Pinnacle Fund Management, L.L.C. and disclaims beneficial ownership of the shares except for his pecuniary interest. The address for The Pinnacle Fund, L.P. is 4965 Preston Park Blvd., Suite 240, Plano, Texas 75093.

(4)
Securities beneficially owned by Enable Partners represent shares of common stock underlying Series B convertible preferred stock, of which 1,200,000 shares are held of record by Enable Growth Partners LP and 300,000 shares are held of record by Enable Opportunity Partners LP. In addition, represents shares of common stock underlying warrants immediately exercisable of which 600,000 shares are hold of record by Enable Growth Partners LP and 150,000 shares are held of record by Enable Opportunity Partners LP. The natural person who has voting and dispositive power for the shares held by both funds named above is Mitch Levine, who is Managing Partner of both funds. Mr. Levine disclaims beneficial ownership of the shares except for his pecuniary interest. The selling security holder has indicated to the issuer that it may be considered an affiliate of a broker-dealer. The selling security holder has represented to the issuer that the securities were acquired in the ordinary course of business, and that at the time of the acquisition of securities, the selling security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

(5)
Steve Derby is the natural person with voting and investment power for the securities. Steve Derby is the sole managing member of SDS Management, LLC, which is the investment manager of SDS Capital Group SPC, Ltd.

(6)
Securities beneficially owned by Xerion Partners Equity represent shares of common stock underlying Series B convertible preferred stock, of which 700,000 shares are held of record by Xerion Partners I LLC and 700,000 shares are held of record by Xerion Partners II Master Fund Limited. In addition, represents shares of common stock underlying warrants immediately exercisable of which 350,000 shares are held of record by Xerion Partners I LLC and 350,000 shares are hold of record by Xerion Partners II Master Fund Limited. The natural persons who have voting and dispositive power for the shares held by Xerion Partners I LLC are S. Donald Sussman and Daniel J. Arbess. Messrs. Sussman and Arbess disclaim beneficial ownership of the shares except for their pecuniary interests. The natural person who has voting and dispositive power for the shares held by Xerion Partners II Master Fund Limited is Daniel J. Arbess. Mr. Arbess disclaims beneficial ownership of the shares except for his pecuniary interest. The address for Xerion Partners I LLC is Two American Lane, Greenwich, Connecticut 06836. The address for Xerion Partners II Master Fund Limited is 450 Park Avenue, New York, New York 10022. The selling security holder has indicated to the issuer that itmay be considered an affiliate of a broker-dealer. The selling security holder has represented to the issuer that the securities were acquired in the ordinary course of business, and that at the time of the acquisition of securities, the selling security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

(7)	Keith Goodman is manager of the general partner of Nite Capital LP and is the natural person with voting and dispositive powers for the securities.

(8)
Baruch Halpern is the natural person with voting and investment power over the securities. Halpern Capital, Inc. is a broker-dealer that acted as placement agent for a private placement transaction and received the securities as compensation for investment banking services. Halpern Capital, Inc. has represented to the issuer that, at the date of acquisition, it had no agreements or understandings, directly or indirectly, with any party to distribute the shares.

(9)
Represents securities purchased and securities received as compensation for investment banking services. Baruch Halpern has indicated that he may be considered an affiliate of a broker-dealer. Mr. Halpern has represented to the issuer that the securities were acquired in the ordinary course of business, and that at the time of the acquisition of securities, the selling security holder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

(10)	Stephen J. Garchick is the natural person with voting and investment power for the securities.

(11)
Includes shares subject to Series B convertible preferred stock and warrants. BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Offshore Operating Fund, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Capital, L.P. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of the fund noted as the selling shareholders.

(12)	Jon Bloom is the Managing Partner of Broadlawn Capital Management, LLC, which controls Broadlawn Master Fund, Ltd, and is the natural person with voting and investment power for the securities.

(13)	William J. Brady is the general partner of Presidio Partners, Brady Retirement Fund L.P. and Geary Partners and is the natural person with voting and dispositive powers over the securities.

(14)	Kurt Benjamin is the natural person with voting and investment power for the securities held by Hookipa Capital Partners.

(15)
Represents securities received as compensation for investment banking services. David Kolb has indicated to the issuer that he may be considered an affiliate of a broker-dealer. Mr. Kolb has represented to the issuer that the securities were acquired in the ordinary course of business, and that at the time of the purchase of shares, the selling security holder had no agreements or understandings, directly or indirectly, with any party to distribute the shares.